 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42536

Webus International Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Notice of Receipt of Nasdaq Deficiency Letter

On December 30, 2025, Webus International Limited (the “Company”) received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it had failed to comply with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), as the bid price of the Company’s ordinary shares had been below $1.00 per share for 31 consecutive business days. The Company has been provided a 180-calendar-day compliance period, expiring on June 29, 2026, to regain compliance.

The deficiency letter does not have an immediate impact on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market. The Company intends to actively monitor the bid price of its securities and will consider all available options to regain compliance within the applicable compliance period.

The Company issued a press release on January 5, 2026, announcing the receipt of the deficiency letter. A copy of the press release is furnished as Exhibit 99.1 to this report.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the Company’s intent, belief or current expectations, including, but not limited to, statements regarding the Company’s plans or expectations to regain compliance with Nasdaq listing requirements and the potential impact of the deficiency notice. These statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the Company’s ability to regain and maintain compliance with Nasdaq listing standards, general economic and market conditions, and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated January 5, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: January 7, 2026

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